

10012959

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 001-34155

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

First Savings Bank, F.S.B. Employees'
Savings & Profit Sharing Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Savings Financial Group, Inc.
501 East Lewis & Clark Parkway
Clarksville, Indiana 47129

REQUIRED INFORMATION

Item 1-3. The First Savings Bank, F.S.B. Employees' Savings and Profit Sharing Plan and Trust (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan is filing such financial statements and schedules in lieu of the financial statements required by these Items, as permitted by Item 4.

Item 4. Pursuant to Section 103(c) of ERISA and the regulations thereunder, the Plan is not required to file audited financial statements, because the Plan has fewer than 100 participants. A copy of the Plan's Summary Annual Report and Schedule I to the Form 5500 Annual Report is filed herewith.

FORM 5500 SCHEDULE I AND SUMMARY ANNUAL REPORT

SCHEDULE I (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Financial Information - Small Plan

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA), and section 6058(a) of the Internal Revenue Code (the Code).

▶ File as an attachment to Form 5500.

OMB No. 1210-0110

2009

This Form is Open to Public Inspection

For calendar plan year 2009 or fiscal plan year beginning 01/01/2009 and ending 12/31/2009

A Name of plan
FIRST SAVINGS BANK, F.S.B. EMPLOYEES' SAVINGS & PROFIT SHARING PLAN

B Three-digit plan number (PN) ▶ 002

C Plan sponsor's name as shown on line 2a of Form 5500
FIRST SAVINGS BANK, F.S.B.

D Employer Identification Number (EIN)
35-0309764

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. **Round off amounts to the nearest dollar.**

1 Plan Assets and Liabilities:		(a) Beginning of Year	(b) End of Year
a Total plan assets	1a	3,040,087	3,980,444
b Total plan liabilities	1b		
c Net plan assets (subtract line 1b from line 1a)	1c	3,040,087	3,980,444
2 Income, Expenses, and Transfers for this Plan Year:		(a) Amount	(b) Total
a Contributions received or receivable:			
(1) Employers	2a(1)	152,527	
(2) Participants	2a(2)	286,896	
(3) Others (including rollovers)	2a(3)	336,906	
b Noncash contributions	2b		
c Other income	2c	253,720	
d Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d		1,030,049
e Benefits paid (including direct rollovers)	2e	73,051	
f Corrective distributions (see instructions)	2f		
g Certain deemed distributions of participant loans (see instructions)	2g		
h Administrative service providers (salaries, fees, and commissions)	2h		
i Other expenses	2i	16,641	
j Total expenses (add lines 2e, 2f, 2g, 2h, and 2i)	2j		89,692
k Net income (loss) (subtract line 2j from line 2d)	2k		940,357
l Transfers to (from) the plan (see instructions)	2l		

3 Specific Assets: If the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

		Yes	No	Amount
a Partnership/joint venture interests	3a		X	
b Employer real property	3b		X	
c Real estate (other than employer real property)	3c		X	
d Employer securities	3d	X		1,300,176
e Participant loans	3e		X	

			Yes	No	Amount
3f	Loans (other than to participants)	3f		X	
g	Tangible personal property	3g		X	

Part II Compliance Questions

4	During the plan year:		Yes	No	Amount
a	Was there a failure to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? Continue to answer "Yes" for any prior year failures until fully corrected. (See instructions and DOL's Voluntary Fiduciary Correction Program.)	4a		X	
b	Were any loans by the plan or fixed income obligations due the plan in default as of the close of plan year or classified during the year as uncollectible? Disregard participant loans secured by the participant's account balance	4b		X	
c	Were any leases to which the plan was a party in default or classified during the year as uncollectible?	4c		X	
d	Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a.)	4d		X	
e	Was the plan covered by a fidelity bond?	4e	X		7,000,000
f	Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	4f		X	
g	Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	4g		X	
h	Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	4h		X	
i	Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?	4i	X		1,300,176
j	Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?	4j		X	
k	Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If "No," attach an IQPA's report or 2520.104-50 statement. (See instructions on waiver eligibility and conditions.)	4k	X		
l	Has the plan failed to provide any benefit when due under the plan?	4l		X	
m	If this is an individual account plan, was there a blackout period? (See instructions and 29 CFR 2520.101-3.)	4m		X	
n	If 4m was answered "Yes," check the "Yes" box if you either provided the required notice or one of the exceptions to providing the notice applied under 29 CFR 2520.101-3	4n			

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If "Yes," enter the amount of any plan assets that reverted to the employer this year ☐ Yes ☒ No Amount:

5b If, during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)

SUMMARY ANNUAL REPORT
For FIRST SAVINGS BANK, F.S.B. EMPLOYEES' SAVINGS & PROFIT SHARING PLAN

This is a summary of the annual report for FIRST SAVINGS BANK, F.S.B. EMPLOYEES' SAVINGS & PROFIT SHARING PLAN, EIN 35-0309764, Plan No. 002, for period January 01, 2009 through December 31, 2009. The annual report has been filed with the Employee Benefits Security Administration, U.S. Department of Labor, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Benefits under the plan are provided by a trust fund. Plan expenses were $89,692. These expenses included $73,051 in benefits paid to participants and beneficiaries, and $16,641 in other expenses. A total of 147 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $3,980,444 as of December 31, 2009, compared to $3,040,087 as of January 01, 2009. During the plan year the plan experienced an increase in its net assets of $940,357. This increase includes unrealized appreciation and depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $1,030,049, including employer contributions of $152,527, employee contributions of $286,896, earnings from investments of $253,720, and other income of $336,906.

Your Rights To Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

- financial information;
- information regarding any common or collective trusts, pooled separate accounts, master trusts or 103-12 investment entities in which the plan participates;

To obtain a copy of the full annual report, or any part thereof, write or call the office of FIRST SAVINGS BANK, F.S.B. at 501 E. LEWIS AND CLARK PARKWAY, CLARKSVILLE, IN 47129, or by telephone at (812) 283-0724.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report. The charge to cover copying costs given above does not include a charge for the copying of these portions of the report because these portions are furnished without charge.

You also have the legally protected right to examine the annual report at the main office of the plan (FIRST SAVINGS BANK, F.S.B., 501 E. LEWIS AND CLARK PARKWAY, CLARKSVILLE, IN 47129) and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

Small Plan Audit Waiver

The plan has met the requirements to waive the annual examination and report of an independent qualified public accountant. As of the end of the plan year, the following regulated financial institution(s) held or issued plan assets that qualified under the waiver:

Reliance Trust Company	$3,980,444

You have the right, upon request of the Plan Administrator and without charge, to examine or receive copies of statements from the regulated financial institutions describing the qualifying plan assets. If you are unable to examine or obtain these documents, contact an Employee Benefits Security Administration (EBSA) Regional Office for assistance. Information about contacting EBSA regional offices can be found on the Internet at http://www.dol.gov/ebsa.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: June 21, 2010

First Savings Bank, F.S.B. Employees' Savings and Profit Sharing Plan and Trust

/s/ John P. Lawson, Jr.
John P. Lawson, Jr.
Plan Administrator